Attorneys and Counselors

2001 Bryan Street, Suite 3900	(214) 922-4120
Dallas, Texas 75201	Fax (214) 922-4170
(214) 953-0053	bhallett@hallettperrin.com
(214) 922-4142 Fax
www.hallettperrin.com

December 8, 2010

Anne Nguyen Parker
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:          HKN, Inc.

Registration Statement on Form S-3

File No. 333-170218

Filed October 29, 2010

Definitive Proxy Statement

File No. 1-10262

Filed July 14, 2010

Form 10-K for Fiscal Year Ended December 31, 2009

File No. 1-10262

Filed February 19, 2010, as amended April 14, 2010

Form 10-Q for Fiscal Quarter Ended September 30, 2010

File No. 1-10262

Filed November 4, 2010

Dear Ms. Parker:

This is in response to your comment letter of November 23, 2010 to Anna Williams, Senior Vice President and Chief Financial Officer of HKN, Inc. (the “Company”) with respect to the above-referenced filings.  On behalf of the Company, we have set forth below the comments in your letter of November 23, 2010 in italics with the Company’s responses to each.

Registration Statement on Form S-3 Filed on October 29, 2010

1.              Please note that we will not be in a position to entertain a request for acceleration of effectiveness of your registration statement until we have cleared all outstanding comments on your filings.

RESPONSE:  The Staff’s comment is noted, and the Company acknowledges that its registration statement will not be declared effective until all comments are cleared by the Securities and Exchange Commission (“SEC”).

Summary, page 7

Consolidated Financial Data, page 7

2.              Please update the table on page eight to include the financial information for the nine months ended September 30, 2010 and 2009.

RESPONSE:  The Staff’s comment is noted, and the Company has filed Amendment No. 1 to the Form S-3 filed on October 29, 2010 in response to the Staff’s comment to include financial information for the nine months ended September 30, 2010 and 2009.

Exhibit 23.3

3.              The consent provided by your independent petroleum engineer does not consent to the reference of such firm as an expert.  Please obtain and file a revised consent that includes such reference.  Please refer to Rule 436 of the Securities Act for further guidance.

RESPONSE:  The Staff’s comment is noted.  The Company has filed the revised consent with Amendment No. 1 to the Form S-3 filed on October 29, 2010 in response to the Staff’s comment to include the independent petroleum engineer’s consent to reference to their firm as an expert.

Definitive Proxy Statement Filed July 14, 2010

4.              We note that we sent you a comment letter on July 12, 2010 with respect to the preliminary proxy statement filed on June 15, 2010.  Although you did not provide a response letter, we note that you filed a definitive proxy statement on July 14, 2010 in which you removed the proposals to alter your capital structure.  Please tell us what your present intentions are with respect to these proposals.

RESPONSE:  The Staff’s comment is noted.  The Company presently has no plans to pursue a reverse split or a reduction in its authorized shares.

Form 10-K for Fiscal Year Ended December 31, 2009

Business, page 4

Oil and Gas Properties and Locations, page 5

Acreage and Wells, page 6

5.              We note your statements on page 9 that curtailments in capital expenditures could cause you to lose certain prospect acreage.  Please tell us how you considered disclosing the minimum remaining terms of leases and concessions pursuant to Item 1208(b) of Regulation S-K.

RESPONSE:  The Staff’s comment is noted.  The Company respectfully requests to revise its Acreage and Wells disclosure as indicated below commencing in its upcoming Form 10-K for the period ended December 31, 2010.

Most of our proved undeveloped acreage is subject to lease expiration if initial wells are not drilled within a specified period, generally not exceeding three years.  We do not expect to lose any significant lease acreage because of failure to drill due to inadequate capital, equipment or personnel.  However, based on our evaluation of prospective economics, we have allowed certain lease acreage to expire and may allow additional acreage to expire in the future.

The Company also requests to add the following language to its Coalbed Methane Prospects — Indiana and Ohio disclosure in its upcoming Form 10-K for the period ended December 31, 2010.

These coalbed methane prospects provide for an area of mutual interest of approximately 400,000 gross acres in Indiana and 400,000 gross acres in Ohio. In association with the Indiana coalbed methane exploration and development agreement, we executed a coalbed methane lease during February 2010 for an area of 84,527 gross acres (54,943 net acres) within the Indiana prospect area.  This lease will expire in 2019, if not extended.  The Ohio coalbed methane exploration and development agreement expired during 2010, and management is currently considering whether to negotiate an extension of the Ohio agreement.  There are no proved reserves or production associated with the Indiana or Ohio coalbed methane prospects. We do not expect to lose any significant acreage associated with our coalbed methane prospects because of failure to develop or drill due to inadequate capital, equipment, or personnel.

6.              Please modify to disclose the qualifications of the technical person(s) primarily responsible for overseeing the preparation of your reserve estimates, and disclose the qualifications of the technical person primarily responsible for accepting the final report of the reserves estimates from your third-party engineers.  We refer you to the guidance in Item 1202(a)(7) of Regulation S-K.

RESPONSE:  The Staff’s comment is noted.  The Company respectfully requests to revise its reserve disclosure as indicated below commencing in its upcoming Form 10-K for the year ended December 31, 2010.

The process of estimating oil and gas reserves is complex and requires significant judgment as discussed in Item 1A, Risk Factors.  As a result, we have developed internal policies and controls for reviewing the reserve reports which are prepared by qualified third-party engineers, as defined by the Society of Petroleum Engineers’ standards.  We also require that the independent third-party reservoir engineers ensure that the proved reserve estimates are determined in accordance with SEC definitions and guidance.  Our internal policies assign responsibility for review of our third-party reserve reports to our Vice President of Exploration who has more than 20 years of experience in this field.

7.              Please modify to provide the information required by Item 1203 of Regulation S-K, or tell us why it is not applicable.

RESPONSE:  The Staff’s comment is noted.  The Company respectfully requests to revise its reserve disclosure as indicated below commencing in its upcoming Form 10-K for the year ended December 31, 2010.

Our December 31, 2009 proved undeveloped reserves were comprised of 190 thousand barrels of crude oil and 185 thousand Mcf of natural gas, net. Proved undeveloped oil reserves decreased 64% from our December 31, 2008 total of 534 thousand barrels of crude oil primarily from the removal of undeveloped oil reserves at Main Pass 35 due to the uneconomic nature of the projects using 2009 twelve month average oil pricing.  This decrease was partially offset by the incorporation of 2008 positive drilling results which proved up several additional development locations in our third-party reserve estimates at December 31, 2009.  Proved undeveloped natural gas reserves decreased by 94% from December 31, 2008 estimates of 3.2 million Mcf primarily from the removal of undeveloped natural gas reserves at Main Pass 35 due to the uneconomic nature of the projects using 2009 twelve month average gas pricing. As of December 31, 2009, no undeveloped reserves that were identified more than 5 years ago remain in our proved reserve portfolio.

8.              Please modify to separately disclose the quantities of proved undeveloped oil and gas reserves, as required by ASC 932-235-50-4.

RESPONSE:  The Staff’s comment is noted.  The Company respectfully requests to revise its reserve disclosure to include our proved undeveloped oil and gas reserve quantities as requested in its upcoming Form 10-K for the year ended December 31, 2010.

9.              Notes two and three to your proved reserve table on page eight explain that the volumes presented do not include amounts related to your equity method investment in Spitfire, and that Spitfire’s reserves are not compiled in accordance with SEC guidelines and are as of March 31 of the respective years.  Please modify your disclosure to provide the reserves related to your equity method investment in Spitfire as of December 31 of the respective years, and in accordance with SEC guidelines.  This comment is also applicable to footnote one to the table on page 75 regarding the standardized measure values related to your equity method investment in Spitfire.  Please see ASC 932-235-50 for further guidance.

RESPONSE:        Per ASC 932-235-50, the Company is not required to disaggregate disclosures about our equity method investment if:

a. the investment was acquired before December 31, 2009 and

b. after making an exhaustive effort, we are unable to obtain the information necessary to provide the required disclosures.

Both conditions apply in our situation, and we disclosed the following within our filing in the paragraph on page 74 in our Notes to Consolidated Financial Statements regarding the standardized measure values on page 75.

We were unable to obtain the reserve information necessary from our equity method investment in Spitfire since Spitfire’s most recent reserve report data is based on a calendar year end of March 31, 2009. After contacting Spitfire for updated reserve estimates as of December 31, 2009, they indicated these estimates are not available and would not be available to the public. In addition, their reserve report is not compiled in accordance with the SEC guidelines. Therefore, Spitfire has not been included in our Standardized Measure of Discounted Future Net Cash Flows relating to proved oil and gas reserves.

The Company respectfully requests to revise its reserve disclosure to include the disclosure indicated below within our reported estimated reserve quantities commencing in its upcoming Form 10-K for the year ended December 31, 2010.

After making an exhaustive effort, we were unable to obtain the reserve information necessary from our equity method investment in Spitfire since Spitfire’s most recent reserve report data is based on a calendar year end of March 31, 2009. After contacting Spitfire for updated reserve estimates as of December 31, 2009, they indicated these estimates are not available and would not be available to the public. In addition, their reserve report is not compiled in accordance with the SEC guidelines. Therefore, Spitfire has not been included in our estimated reserve quantities of proved oil and gas reserves as of December 2009 and 2008.  We sold all of our interests in Spitfire during 2010.

Quantitative and Qualitative Disclosures About Market Risk, page 42

10.       We note your disclosure consists of a narrative describing the various risks you face.  Please explain to us how your disclosure complies with Item 305 of Regulation S-K.  In this regard, it appears you have not included any quantitative information under Item 305(a), and your description of how you manage your exposure to risk pursuant to Item 305(b) appears quite limited.

RESPONSE:  The Staff’s comment is noted.  The Company respectfully requests to revise its Item 305 disclosure to reflect Item 305 as “Not Applicable” in accordance with the scaled disclosure requirements available to smaller reporting companies as allowed under Item 305(e) in its upcoming Form 10-K for the year ended December 31, 2010.

Notes to Consolidated Financial Statements, page 48

Note 1.  Summary of Significant Accounting Policies, page 48

Consolidation of Variable Interest Entity, page 48

11.       We note you have concluded that BriteWater International, LLC represents a variable interest entity and that you have consolidated your 19.5% interest in this entity at December 31, 2009.  Please provide us with your accounting analysis under ASC 810-10 that supports your accounting for BriteWater.

RESPONSE:  We have provided our response to Question 11 in Supplement A to this letter.

Note 3.  Other Investments, page 56

Investment in Global, page 57

12.       We note your statement that because you do not have the ability to obtain US GAAP financial statements for your 34% equity investment in Global Energy, you account for such investment under the cost method as an available-for-sale security.  Please provide us with your analysis under US GAAP that indicates not applying the equity method to this investment is appropriate.  In this regard, it appears you have the ability to exercise significant influence over Global Energy by virtue of your 34% equity investment and Mikel Faulkner’s position as Executive Chairman, and it is unclear to us why difficulty in obtaining information is an appropriate basis for not applying the equity method under US GAAP.

RESPONSE:        We have provided our response to Question 12 in Supplement B and Supplement C to this letter.

Note 10.  Income Taxes, page 64

13.       You indicate that you have accrued $225,000 based on a probability-weighted fair value assessment of the Global stock you sold in fiscal 2005 in response to the IRS’s Revenue Agent Report you received in August 2008.  Please describe to us in further detail your application of ASC 740 with respect to the facts and circumstances of this transaction.

RESPONSE:  We have provided our response to Question 13 in Supplement D to this letter.

Exhibits 99.1

14.       Please obtain and file a revised report from your third-party engineer to provide the information set forth in Item 1202(a)(8)(iv), (viii) and (ix) of Regulation S-K or tell us why the requested disclosure is inapplicable.

RESPONSE:  The Staff’s comment is noted.  The Company respectfully requests to provide a revised third-party reserve report in accordance with Item 1202(a)(8) of Regulation S-K in its upcoming Form 10-K for the year ended December 31, 2010.

Exhibits 99.2

15.       Please obtain and file a revised report from your third-party engineer that includes a statement that such assumptions, data, methods and procedures are appropriate as required by Item 1202(a)(8)(iv); and provide the information set forth in Item 1202(a)(8)(iv); and provide the information set forth in Item 1202(a)(8)(vi-ix) of Regulation S-K or tell us why the requested disclosure is inapplicable.

RESPONSE:  The Staff’s comment is noted.  The Company respectfully requests to provide a revised third-party reserve report in accordance with Item 1202(a)(8) of Regulation S-K in its upcoming Form 10-K for the year ended December 31, 2010.

Form 10-Q for Fiscal Quarter Ended September 30, 2010

Note 2. Investment in BriteWater International, LLC, page 10

Valuation of Investment in BWI, page 11

16.       We note your disclosure that “We applied the discounted value of $2.01 per share to the total of the 1.0 million restricted shares transferred and the potential 725 thousand restricted shares to be issued upon exercise of the put or call options.  The net effect of the $2.01 share price and 725,000 share put or call option resulted in consideration paid of approximately $1.4 million.”  Please provide us the following information regarding this transaction:

•                  The value, if any, ascribed to the put or call options at the time of the acquisition; and,

•                  Explain how the issuance of 1 million restricted shares with a value of $2.01 per share, results in total consideration transferred of $1.4 million.

RESPONSE:  We have provided our response to Question 16 in Supplement E to this letter.

In addition to your comments included in your comment letter dated November 23, 2010, at your request, we acknowledge that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

		By:	/s/ Bruce H. Hallett

Bruce H. Hallett
Cc:	Ms. Anna Williams
Mr. Mikel Faulkner
Ms. Sarah Gasch

SUPPLEMENT A TO SEC COMMENT LETTER TO HKN DATED NOVEMBER 23, 2010

11.       We note you have concluded that BriteWater International, LLC represents a variable interest entity and that you have consolidated your 19.5% interest in this entity at December 31, 2009.  Please provide us with your accounting analysis under ASC 810-10 that supports your accounting for BriteWater.

RESPONSE:

In order to properly account for our investment in BriteWater, we compiled the below accounting analysis:

BriteWater Summary

In the second quarter of 2009, HKN entered into a Securities Exchange Agreement (the “Exchange Agreement”)  pursuant to which it acquired a 19.5% interest in BriteWater International, LLC (“BWI”), formerly referred to as Unipure Energy, in exchange for the issuance of 1,000,000 restricted shares of HKN common stock.  BWI provides technologies that accommodate global petroleum industry and economic changes by upgrading the value and purity of refined products.  This could provide beneficial economic and environmental impact for the disposition of residual fuels and waste materials. The Agreement is with the three existing shareholders of BWI, Quadrant Management, Inc., (“Quadrant”), UniPureEnergy Acquisition, Ltd. (“UEA”) and Hassan Nemazee (collectively, the “Sellers”).  Quadrant and UEA are affiliates of the Quasha family. Alan Quasha is the Chairman of the board of directors of HKN, and Quadrant is the majority unit holder of BWI.  Pursuant to the terms of the investment, HKN and the Sellers have granted to one another put and call options with respect to an additional 3,050 shares of common units of BWI in exchange for 725,000 restricted shares of HKN common stock.  These options are exercisable only if certain conditions are satisfied prior to June .

A Loan Agreement was also entered into between BWI and HKN providing for HKN to extend to BWI a line of credit not to exceed $2.5 million over three years. Borrowings under the line of credit will bear an annual interest rate of 8.00% and will be secured by the principal assets owned by BWI and its subsidiaries. These loans are due and payable on or before June 30, 2012.

This memo documents HKN’s accounting for its investment in BWI.

Accounting for the Investment in BWI

Upon closing, HKN purchased a 19.5% interest in BWI common units from the Sellers in exchange for the issuance of 1,000,000 shares of HKN restricted common stock by HKN.  In addition, Quadrant is considered to be a related party to HKN due to the relationship of Alan Quasha.  Alan Quasha is the principal shareholder and representative of Quadrant, and UEA is an affiliate of Quadrant.  He is also the Chairman of HKN’s Board of Directors and representative of Lyford Investment Enterprises, which is HKN’s largest shareholder. Therefore, for purposes of this evaluation, we have considered the interests of Quadrant and UEA as one party, collectively referred to as Quadrant from hereon.

In order to determine how this investment should be accounted for in HKN’s financial statements, the following guidance within the Accounting Standards Codification (“ASC”) was reviewed:

•                  ASC 810, Consolidation

ASC 810

Per Deloitte Guidance 810-10-05, Determining Which Consolidation Model to Apply, the first step in determining whether an entity should be consolidated is to evaluate whether the scope exceptions per ASC 810-10-15-12 or 15-17 are applicable.  If it is applicable, then HKN must consider whether to consolidate based on a risk and rewards approach that determines what entity is the primary beneficiary.  If consolidation is required by HKN, then the consolidation would be dictated by ASC 805, Business Combinations and the non-controlling interest guidance per ASC 810. If the transaction is not a variable interest entity or is otherwise exempted from ASC 810, then the accounting treatment could be dictated by ASC 323, Investments- Equity Method and Joint Ventures or ASC 320, Investments- Debt and Equity Securities.

ASC 810-10-15 contains several scope exceptions that could exempt the transaction from applying the Variable Interest Entity (“VIE”) Subsections within ASC 810.

ASC 810- 10-15-	Exception	Applicable?	Discussion
17a	Not-for-profit	No
12a	Employee Benefit Plan	No
12b	Qualifying SPE	No	BWI does not meet the criteria of ASC 860-40-15-3
12d	Investment company	No	BWI is not a registered investment company subject to SEC Reg S-X, Rule 6-03(c)(1).
17b	Life and health insurance company	No
17c	Unable to obtain information	No
17d

The entity is a business but if any one of the following exists it would not be an exception:

1.     HKN and/or its related party participated in the design or redesign of the entity or

2.     Substantially all of the entity’s activities either involve or are conducted on behalf of HKN and its related party or

3.     HKN and its related party provided more than ½ of the total equity, debt or other financial support or

4.     The entity is primarily involved in securitizations

No

1.     HKN and Quadrant did participate “significantly” in the design of BWI. (If the lack of participation by an enterprise would have prevented the creation of the entity, that enterprise always will be deemed to have participated significantly in the design of the entity).

2.     Substantially all of the entity’s activities will be for HKN’s and Quadrant’s benefit.

3.     HKN and Quadrant will have provided more than half of the total equity, debt and other financial support at the time of the investment.

4.     The entity is not primarily involved in securitizations.

Note- Conditions 1 through 3 exists; therefore the business scope exception does not apply.

None of the above exceptions are applicable to HKN’s investment in BWI.  As a result, the applicability of the guidance within the VIE Subsections per ASC 810 must be considered.

ASC 810-10-15-14 addresses consolidation by business enterprises of variable interest entities, which have one or more of the following characteristics:

1.                                                           The equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support provided by any parties, including the equity holders. Per ASC 810-10-15-14,

(a) the total equity investment at risk:

1.       Includes only equity investments in the entity that participate significantly in profits and losses even if those investments do not carry voting rights

2

2.       Does not include equity interests that the entity issued in exchange for subordinated interests in other variable interest entities

3.       Does not include amounts provided to the equity investor directly or indirectly by the entity or by other parties involved with the entity (for example, by fees, charitable contributions, or other payments), unless the provider is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor

4.       Does not include amounts financed for the equity investor (for example, by loans or guarantees of loans) directly by the entity or by other parties involved with the entity, unless that party is a parent, subsidiary, or affiliate of the investor that is required to be included in the same set of consolidated financial statements as the investor.

(b)The equity investors lack one or more of the following essential characteristics of a controlling financial interest:

1.         The direct or indirect ability to make decisions about the entity’s activities through voting rights or similar rights

2.       The obligation to absorb the expected losses of the entity

3.       The right to receive the expected residual returns of the entity.

(c) The equity investors have voting rights that are not proportionate to their economic interests, and the activities of the entity involve or are conducted on behalf of an investor with a disproportionately small voting interest.

The information below walks thru the above questions to determine if the investment in BWI should be consolidated into HKN.

3

ASC 810- 10-15-14	Exception	Applicable?	Discussion

a	Insufficient equity at risk (does BWI require additional support to finance it own activities)	Yes

BWI had no working capital as of the investment date to support administrative, operational or capital expenditures. This is illustrated by the loan agreement entered into between HKN and BWI. Therefore, the equity investment at risk is deemed to be insufficient.

b

The equity holders as a group lack any of the following 3 characteristics:

1.     Ability to make decisions about a company’s operations through voting rights

2.     Obligation to absorb expected losses

3.     Right to receive residual returns

Yes

The Managing Member of BWI, which is HKN, has the authority to take action on behalf of the company, except where otherwise reserved by the Members as a whole. Therefore, even though the common units contain proportionate voting rights, HKN has a disproportionate ability to make decisions without obtaining the consent of the other Members.

All four investors have the obligation to absorb its share of the losses and have the rights to residual.

c

Disproportionate voting rights (the voting rights are not proportional to the shareholders’ obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity or both)

Yes

The Managing Member of BWI, which is HKN, has the authority to take action on behalf of the company, except where otherwise reserved by the Members as a whole. Therefore, even though the common units contain proportionate voting rights, HKN has a disproportionate ability to make decisions without obtaining the consent of the other Members.

The investment in BWI does not meet any of the exception criteria to be excluded from the scope of VIE accounting under ASC 810 and has met the criteria to be considered a VIE.  As a result, HKN must consider consolidation of BWI under the requirements of ASC 810.  The next step is to determine which entity is the primary beneficiary per ASC 810-10-25.

ASC 810-10-25-38, indicates that an enterprise shall consolidate a variable interest entity if that enterprise has a variable interest that will “absorb a majority of the entity’s expected losses, receive a majority of the entity’s expected residual returns, or both”.  Per the BWI Operating Agreement (Section 10), the profits and losses of BWI are shared proportionately based on ownership interests as follows: Quadrant 41.25%, UEA 19.12%, Nemazee 20.13% and HKN 19.5%. However, per ASC 810-10-25-42, “for purposes of determining whether it is the primary beneficiary of a variable interest entity, an enterprise with a variable interest shall treat variable interests in that same entity held by its related parties as its own interests.” In this case, the combination of HKN and Quadrant/UEA combined would hold a 79.87% interest and thus would have the obligation to absorb the majority of BWI’s expected losses and/or receive a majority of the entity’s expected returns.

In order to determine which related party, HKN or Quadrant, should be considered the primary beneficiary, ASC 810-10-25-44, states the party within the related party group that is most closely associated with the VIE is the primary beneficiary. “The determination of which party within the related party group is most closely associated with the variable interest entity requires judgment and shall be based on an analysis of all relevant facts and circumstances, including:

4

a. The existence of a principal-agency relationship between parties within the related party group*

b. The relationship and significance of the activities of the variable interest entity to the various parties within the related party group

c. A party’s exposure to the expected losses of the variable interest entity

d. The design of the variable interest entity**.”

*- Per Deloitte Guidance 810-10-25, Determining Which Party in a Related-party Group is most closely Associated with a VIE, this includes the extent to which one or both parties have an active role in conducting the significant activities of the entity.

**- Per Deloitte Guidance 810-10-25, Determining Which Party in a Related-party Group is most closely Associated with a VIE , this includes the level of ongoing involvement in the entity’s financial and operating activities and decision making.

After evaluating the factors above along with the Operating Agreement of BWI, HKN would be the primary beneficiary based on the following: Even though Quadrant/UEA would have the greater exposure to the losses of BWI since profits and losses are allocated proportionately based on ownership interest, HKN is considered to have a more significant relationship with BWI as it has an active involvement in conducting the financial and operating activities of BWI.  In the Operating Agreement, the Sellers mentioned here are considered “Members” of the newly formed BWI entity. In Section 5 of this agreement, the Members have named HKN to act as the Managing Member on their behalf. In addition, in Section 12, the Members elected Mikel Faulkner, HKN’s CEO, to be President and CEO of BWI to carry out the activities of the Managing Member (HKN) on a day to day basis. The CEO may also appoint additional officers to assist him with these responsibilities. HKN would be the sole decision maker with the exception of the conditions in Section 5 of the Operating Agreement.  Due to this level of involvement HKN will have in the financial and operational activities of BWI, we feel that HKN would be “more closely associated” with BWI than Quadrant.

Conclusion

Based on the above guidance, BWI is a variable interest entity of HKN. In addition, HKN is considered to be the primary beneficiary of BWI and thus is required to consolidate BWI within its consolidated financial statements.  HKN would follow the consolidation guidance in ASC 810-10-30, which states that initial consolidation of a VIE shall be accounted for in accordance with ASC 805, Business Combinations. After initial measurement, ASC 810-10-35-3, states “the assets, liabilities, and non-controlling interests of a consolidated variable interest entity shall be accounted for in consolidated financial statements as if the entity were consolidated based on voting interests.” The primary beneficiary should then follow the consolidation principles and elimination requirements as described in 810-10-45.

We have reviewed the recent accounting guidance in the current year and noted that there have been no additional changes to the guidance that would change our original accounting conclusions.

5

SUPPLEMENT B TO SEC COMMENT LETTER TO HKN DATED NOVEMBER 23, 2010

12.       We note your statement that because you do not have the ability to obtain US GAAP financial statements for your 34% equity investment in Global Energy, you account for such investment under the cost method as an available-for-sale security.  Please provide us with your analysis under US GAAP that indicates not applying the equity method to this investment is appropriate.  In this regard, it appears you have the ability to exercise significant influence over Global Energy by virtue of your 34% equity investment and Mikel Faulkner’s position as Executive Chairman, and it is unclear to us why difficulty in obtaining information is an appropriate basis for not applying the equity method under US GAAP.

RESPONSE:

In order to properly account for our investment in Global, we reviewed the following guidance from the Accounting Standards Codification (“ASC”) to assist us with reaching the decision on the accounting treatment of Global.

a.              ASC 323- Investments- Equity Method and Joint Ventures

b.              ASC 320- Investment- Debt and Equity Securities

c.               ASC 810- Consolidation

Under normal circumstances, we would treat Global as an equity method investment due to our ownership percentage, but we do not feel we have the ability to exercise significant influence over Global and cannot comply with the requirements of the equity method because:

We cannot induce Global to provide financial information prepared under US GAAP on a quarterly basis which indicates that we do not have the ability to exercise influence over operating and financial policies.

1.              ASC 323-10-25-2 states that the conditions set forth in ASC 810-10-15 under which a majority-owned subsidiary should not be consolidated should also apply to the equity method.

a.              ASC 810-10-15-8 states:

“The usual condition for a controlling financial interest is ownership of a majority voting interest, and, therefore, as a general rule ownership by one company, directly or indirectly, of over fifty percent of the outstanding voting shares of another company is a condition pointing toward consolidation.”

b.              ASC 810-10-15-10 then states:

“However, there are exceptions to this general rule.  A majority-owned subsidiary shall not be consolidated if control does not rest with the majority owner (as, for instance, if the subsidiary is in legal reorganization or in bankruptcy or operates under foreign exchange restrictions, controls, or other governmentally imposed uncertainties so severe that they cast significant doubt on the parent’s ability to control the subsidiary)”

c.               ASC 323-10-15-10 also says that the presumption that a greater than 20% shareholder has the ability to exercise significant influence can be overcome by predominant evidence to the contrary and sets out examples of indications that an investor may be unable to exercise significant influence, which includes:

d.     “The investor needs or wants more financial information to apply the equity method than is available to the investee’s other shareholders (for example, the investor wants quarterly financial from investee that publicly reports only annually), tries to obtain that information, and fails”

2.              Based on the above constraints, we sent a letter to Global (Supplement C) formally requesting that they provide enough financial information to us on a quarterly basis to enable us to apply the equity method to our investment in Global on a US GAAP basis.

3.              We received a response letter (Supplement C) back from their Finance Director (and prepared in conjunction with Global’s external legal counsel) indicating Global cannot comply with our request.

ASC 323-10-35-36 states that investments in equity securities with readily determinable fair values that are not accounted for under the equity method should follow ASC 320.

1.              Our investment in Global qualifies for accounting under ASC 320 because it is traded on the AIM Market of the London Exchange, a foreign market with a breadth and scope comparable to the NYSE or NASDAQ.

Based on the above summary of events and related accounting research, the Company is of the view that the treatment of its investment in Global under the cost method basis complies with required accounting guidance.

We have reviewed the recent accounting guidance in the current year and noted that there have been no additional changes to the guidance that would change our original accounting conclusions, and there have been no material changes in foreign exchange restrictions.

SUPPLEMENT C

ENERGY
CORPORATION

May 18, 2006

Global Energy Development PLC

Attention: Ms. Jennifer Hance, Chief Financial Officer

580 Westlake Park Blvd.

Suite 750

Houston, Texas 76092

Dear Ms. Hance:

As you are aware, Harken Energy Corporation has commenced the deconsolidation of the results of operations of Global with those of Harken as of the quarter ending June 30, 2006. As of May 2006, Harken holds approximately 34% of Global’s issued and outstanding ordinary shares. In accordance with Harken’s 34% ownership interest, Harken intends to report its investment in Global on the equity method of accounting. Under the equity method of accounting, Harken’s investment in Global would be presented on a single line in the consolidated balance sheet. Likewise, Harken’s share of Global’s earnings would be reflected on a single line in the consolidated statement of operations.

For Harken to report its results of operations and financial condition on a timely basis in accordance with applicable federal securities laws and regulations, it will continue to need from Global, on a quarterly basis and within the time periods set forth on Exhibit A hereto, the financial and accounting information listed on Exhibit A hereto. Harken will also require access to Global’s financial and accounting personnel substantially in accordance with past practice.

Please contact the undersigned at your earliest convenience in order that we can determine a process for the transmission of the requested information in a manner that presents the least disruption for Global and its personnel.

Very truly yours,

/s/ Anna Williams
Anna Williams
Chief Financial Officer

180 State Street / Suite 200 / Southlake, Texas 76092

817-424-2424 / Fax 817-410-1884

Exhibit A

HARKEN ENERGY CORPORATION

REQUIRED FINANCIAL DOCUMENTATION AND SUPPORT FROM GLOBAL

ENERGY DEVELOPMENT PLC

Harken Energy Corporation will require the following detailed information from Global Energy Development PLC on a monthly, quarterly or annual basis to comply with US reporting laws, regulations and guidelines. The information will be required by the twelfth business day of the following month.

Monthly

•      Consolidating balance sheet and income statements with quarter-to-quarter variance explanations

•      Supporting schedules for interest and amortization on convertible notes

•      Any necessary adjusting entries to the financial information submitted

•      Stock option activity, including new grants, modifications of any terms, exercises and forfeitures

•      Common stock activity, including new issuances, repurchases and board-approved changes to authorized shares

•      Copies of any new debt or equity arrangements

•      Availability of financial personnel for additional explanation on any of the above items

Quarterly (in addition to the information required monthly)

•                  Oil and gas property additions by project with estimated future development costs and reserves

•                  All resolutions and Minutes from board meetings (including audit, compensation and nominating committees)

•      Estimated retirement costs for any oil and gas property additions

•      Any changes to previously submitted retirement costs, including payments during the current period

•      Copies of all new significant contracts or agreements

•      All source documents affecting in any material respect Global’s financial operations and results.

•      Certification from Global management regarding the completion and accuracy of the information provided to Harken.

Annually (in addition to the information required monthly and quarterly)

•      Year-end reserve report

Energy Development PLC

June 1, 2006

Ms. Anna Williams

Vice President &

Chief Financial Officer

HARKEN ENERGY CORPORATION

180 State Street, Suite 200

Southlake, Texas 76092

RE: Your letter dated May 18, 2006

Dear Ms. Williams,

Having duly considered Harken Energy Corporation’s (“Harken”) request for financial and related information on Global Energy Development PLC’s (“Global”) operations and results contained in the referenced letter and after consulting with Global’s counsel in London, Norton Rose, Global has determined, for a number of reasons, that it cannot comply with Harken’s request. As you are aware, Global is a publicly traded company on the Alternative Investment Market of the London Stock Exchange. As such, Global is subject to various regulations and restrictions with regard to the dissemination of non-public information to selected parties.

If Global were to selectively disclose the unpublished price sensitive information requested by Harken, it would commit an offence under section 118(3) of the Financial Services and Markets Act 2000 of the United Kingdom (“FSMA”) (among other possible offences). Further, such a disclosure would make Harken itself an insider for the purpose of FSMA. As an insider, Harken would become subject to the restrictions of section 118 FSMA which (among other things) would prohibit Harken from disclosing the same information and also from dealing in Global’s shares.

Additionally, the monthly publication of financial information for the benefit of one shareholder would, of course, be a drain on Global’s resources (including management time and the significant annual cost of utilising numerous professional advisers each month) and therefore unlikely to be in the best interests of Global or its shareholders and thus, likely to be a breach of the directors’ fiduciary duties. It might also be regarded by the market as an unduly onerous commitment for an AIM listed company.

580 WestLake Park Blvd., Suite 650 • Houston, Texas 77079 • Tel 281.504.6400 • Fax 281.504.6451

The provisions relating to market abuse set out in section 118 FSMA are equally applicable to any person with inside information (i.e. unpublished price sensitive information), including any of Global’s directors, officers and employees (regardless of their past or current affiliations with Harken). Each of such individuals would be barred from disclosing the inside information, as he or she would be an ‘insider’ under FSMA. The information provided to such individuals by Global would be provided to them solely in their capacity as directors, officers or employees of Global and none of them may disclose this information to Harken, even if they act in a dual capacity as directors or employees of Harken.

In the past Harken’s position as a parent company with a controlling interest in Global and shared administration of Global’s financial operations, could and did allow it to direct Global’s disclosure policies and efforts (including releasing information for purposes of consolidation into Harken’s financial reports and the related efforts and risks associated therewith vis-à-vis U.K. regulations). Harken’s reduced investment in Global, termination of controlling interests, and termination of any shared administrative services with Global, however, now mandate that Global strictly comply with the regulations applicable to it and to take all efforts that Global’s board and management deem in the best interests of all of Global’s shareholders.

Global acknowledges and appreciates Harken’s investment in Global. Global looks forward to continuing to be responsive to the concerns of all its shareholders and, as appropriate, to disclose to its shareholders timely information with the intent of serving the best interests of Global and its shareholders. Thank you for your interest and participation in Global’s future.

Please feel free to call me if you would like to discuss this further.

Sincerely,

GLOBAL ENERGY DEVELOPMENT PLC

/s/ Jennifer D. Hance
Jennifer D. Hance
Finance Director

cc:           Stephen C. Voss, Managing Director

ENERGY
CORPORATION

June 27, 2006

Global Energy Development PLC

Attention: Ms. Jennifer Hance, Chief Financial Officer

580 Westlake Park Blvd.

Suite 750

Houston, Texas 76092

Dear Ms. Hance:

I acknowledge receipt of your letter date June 1, 2006 provided in response to Harken Energy Corporation’s (“Harken”) request for certain of Global Energy Development plc’s (“Global”) financial and operations data. Harken takes note of Global’s position with regard to Harken’s data requests.

With due regard to Global’s position as expressed in your June 1, 2006 letter, however, Harken has no choice but to request that Global provide Harken with more detailed rationale in support of Global’s response. More specifically, Harken requests that Global identify those facts and circumstances that have changed since Global last provided Harken with the information Harken requires to complete its statutorily mandated reporting.

Given that Harken’s second quarter 2006 is about to come to a close and since Harken must abide by statutorily mandated timelines for completing and filing its quarterly reports, your prompt response to this urgent request is appreciated.

Very truly yours,

/s/ Anna Williams
Anna Williams
Chief Financial Officer

180 State Street / Suite 200 / Southlake, Texas 76092
817-424-2424 / Fax 817-410-1884

Energy Development PLC

July 14, 2006

Ms. Anna Williams

Vice President &

Chief Financial Officer

HARKEN ENERGY CORPORATION

180 State Street, Suite 200

Southlake, Texas 76092

RE: Your letter dated June 27, 2006

Dear Ms. Williams,

In response to your letter referenced above, Global reiterates that it cannot provide non-public information on a selected basis to Harken or any other shareholder. Because Global is committed to being responsive to shareholder concerns, however, it is important to describe the circumstances that have changed since Global last provided Harken with information as requested. Those circumstances include the following:

As reflected in Global’s public announcements and filings, the Global board of directors was recently expanded to 6 members. One of the new directors, a member of the House of Lords of the United Kingdom, is extremely focused on not deviating in any respect from the restrictions imposed on Global regarding the disclosure of nonpublic information. This same director now heads Global’s audit committee and has taken an active role in the oversight of the committee’s functions and obligations.

Harken’s request for non-public information has been duly considered and discussed at the management and board levels of Global, and there is unanimous position that Global will not selectively disclose information. As public records and announcements reflect, Global has other significant shareholders including Lyford Investment Enterprises (16%), Fidelity (15%), and Merrill Lynch (3%), and those shareholders are not receiving any non-public information.

We appreciate Harken’s understanding of Global’s legal obligations as an entity registered in the United Kingdom, and we continue to appreciate Harken’s investment in Global.

With Kind Regards,

/s/ Jennifer D. Hance
Jennifer D. Hance
Finance Director

580 WestLake Park Blvd., Suite 650 • Houston, Texas 77079 • Tel 281.504.6400 • Fax 281.504.6451

SUPPLEMENT D TO SEC COMMENT LETTER TO HKN DATED NOVEMBER 23, 2010

13.  You indicate that you have accrued $225,000 based on a probability-weighted fair value assessment of the Global stock you sold in fiscal 2005 in response to the IRS’s Revenue Agent Report you received in August 2008.  Please describe to us in further detail your application of ASC 740 with respect to the facts and circumstances of this transaction.

RESPONSE:

The following details the circumstances surrounding our Internal Revenue Service (“IRS”) tax contingency and our analysis under ASC 740:

IRS 2005 EXAMINATION HISTORY

In July of 2007, HKN was notified that the IRS had selected our 2005 income tax return for examination.  We met with IRS personnel over the next 12 months and during the course of the exam, the IRS made various inquiries and requests for documentation.  Over the course of the year there were no issues that were not ultimately resolved in our favor.  However, on July 14th, 2007, we received a notice of proposed adjustment from the IRS.  This proposal was a new issue involving the Adjusted Current Earnings (“ACE”) computation.  Please see “Discussion of Proposed Adjustment” for detail of this proposed adjustment.  After discussing the issue internally, a decision was made to engage outside counsel to advise and prepare a tax protest.  A request was also made to the IRS to give us an extension of time to allow us to meet with them and discuss the matter.  We believed this was a reasonable request since the issue had not been previously raised at any point in the examination.  However, the IRS denied the request and immediately issued a “30-day Letter” that was dated August 6, 2008.

Over the next month, documentation was gathered and a third party petroleum engineering firm was engaged to provide HKN with an independent appraisal of the Global PLC (“Global”) stock.  A tax protest was filed on September 5, 2008 containing the valuation firm’s preliminary fair market valuation.  Certain information, including the finalized third party appraisal report was provided at a later date to the IRS as supplemental information.  On September 22, 2008, the IRS responded to the protest.

In March 2010, the IRS requested and we agreed to extend the statute of limitations to June 2011. We anticipate the appeals office will contact us to address this matter but have received no other responses to date.  While we cannot be certain as to when the Appeals Office will issue its determination on our case, outside counsel believes it is reasonable to expect that the Appeals Office will issue its decision sometime in the second or third quarter of 2011.  If the decision is in our favor, we should expect to receive an adjustment notice correcting the Agent’s Report, usually within 30 to 45 days after the determination. If the decision is against our position, we should expect to receive a Notice of Deficiency that will trigger a 60-day deadline for HKN to file a petition seeking that the Notice of Deficiency be set aside by the U.S. Tax Court.

DISCUSSION OF PROPOSED ADJUSTMENT

The IRS proposal is an increase to the Adjusted Current Earnings on line 4a of the 2005 Form 4626 if the following conditions apply:

1)  The corporation is a loss corporation.

2)  Has undergone an ownership change.

3)  Has a net built in loss greater than 10 Million.

4)  Is a large corporation subject to the AMT.

The IRS has proposed that the value (or basis) of the Global stock was approximately 52 pence or about 81 cents per share.  Under the IRS proposal, the gross sales price of $46.5M less the ACE basis of $15M results in a $31M ACE gain.

The IRS calculated the tax on the $31M ACE gain to be $3.6M and also added a §1.6662-4 substantial understatement penalty of $727 thousand.  The IRS did not provide any computational detail of their calculation and we have thus far been unable to arrive at their methodology.  However, it appears that the IRS did not consider all of the Alternative Tax Net Operating Loss (ATNOL) and depletion carryover that is available to offset some of the AMTI under their proposal.  Our computation of the tax under IRS proposed ACE inclusion of $31M and including the ATNOL and depletion would result in approximately $2.5M of current tax (before any interest and penalties).

ISSUES AND DISCUSSION

There are two primary issues.

1) Can the FMV of a thinly-traded public company be determined by using factors other than the trading value of the stock?

2) If so, what was the FMV of the Global stock at the date of ownership change?

Obviously if the answer to 1) above is no, then 2) is irrelevant.  Our tax protest dated September 5, 2008, discusses this issue of valuation of “thinly-traded” stock in detail.  Additionally, the protest provides documentation that supports the fact that Global’s stock was thinly traded and that virtually no market existed for the stock at the time.  In summary, the IRS has used one single public trade of 300 shares of stock that occurred in March of 2003 to determine the basis value of Global.

DISCLOSURES AND DISCUSSION

ASC 740, Income Taxes, requires an entity to evaluate a tax position using a two-step process:

Evaluate the position for recognition:  An enterprise should recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit.

Measure the benefit amount for tax positions that meet the more-likely-than-not-threshold:  The amount recognized in the financial statements should be the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority.

POSSIBLE OUTCOMES

A worksheet reflecting the possible outcomes and related probability measurement is attached as part of this ASC 740 study.  The possible outcomes headings and related measurement criteria are as follows (using the current estimated third party valuation):

(1)    Using the full third party valuation

(2)    FMV that is 90% of the third party valuation

(3)    FMV that is 50% between the IRS proposal and the third party valuation

(4)    Per the IRS 30-day letter, but including calculations for ATNOL and depletion C/O’s that were not included by the IRS.

(5)    Per the IRS 30-day letter

ASC 740 approaches

Established case law sets out that the price of stock traded on a recognized exchange constitutes the FMV of the issuer of that stock.  Case law also provides, however, that under a number of scenarios the courts can look beyond the price of stock traded to determine FMV, such as where the stock is thinly traded or there are other market factors that argue against the reliability of the stock price reflected on the exchange.

In (5) above, the IRS 30-day letter was given an individual probability outcome of 0%.  We have been unable to determine exactly how the IRS computed the tax; however it is clear that the IRS did not fully consider the ATNOL carryovers and depletion carryovers and indeed did not even ask for information that would have allowed them to consider those attributes. The math and mechanical computation are clearly incorrect and that particular outcome has therefore been given zero probability.

Possible outcome (4) is the scenario that the IRS has proposed but considers the ATNOL and depletion calculations.  The consideration here is that the IRS appeals office will recognize the general rule in establishing FMV that the IRS is utilizing, but will also need to consider that there are many other factors in our present case that fit into the exceptions to the general rule under equally persuasive case law.  We have concluded that under a reasonable approach the officer will have to consider the taxpayers case law in addition to the IRS case law and therefore this scenario has a 10% individual outcome probability.

Possible outcome (1) is the other end of the scenario, using the full third party valuation.  As discussed in the paragraphs above, there is case law for both arguments; however in our case we believe we have strong appraisals supporting our calculations, and that the stock was so closely held and there were so few (almost no activity at all) trades that the “scales” of the outcome is weighted in our favor.  We believe that with our third party appraisal, we have a 15% chance of obtaining a full concession using the third party’s valuation approach.

Possible outcome (2) assumes the possibility of a negotiation and settlement with the IRS.  The appeals officer is charged with obtaining correct and fair settlements but is also charged with obtaining these in an efficient manner.  Due to time and costs constraints, we anticipate that the IRS will most likely be unwilling to go and obtain its own independent appraisals.  As stated above, there are arguments on both sides, but we believe the facts and the documentation is weighted in our favor and believe a 90% favorable settlement has a 40% likelihood of occurring.  Additionally, management and outside counsel believe the appraisal lends more confidence in the FMV per share.

The original calculation was recorded based on preliminary numbers for the third party valuation and the NOL and depletion carryovers and resulted in a possible outcome of approximately $225,000 which was recorded on the books of HKN. When the final third party valuation, NOL and depletion numbers were obtained at a later date the figures resulted in a slightly lower estimated ($169,944) number. However, HKN did not adjust the original accrual amount of $225,000 in order to be more conservative as well as to account for any additional penalty and interest amounts.

Possible outcome (3) again factors in a settlement with the IRS appeals officer rather than a full agreement with the IRS or a full agreement with our case.  The likelihood of an exact 50% compromise is estimated to have an individual 35% probability of occurring.

It is inherently difficult and subjective to estimate such amounts, as we must determine the probability of various possible outcomes. We will reevaluate these uncertain tax positions on a quarterly basis or when new information becomes available to management. These reevaluations are based on factors including, but not limited to, changes in facts or circumstances, changes in tax law, successfully settled issues under audit, expirations due to statutes, and new audit activity. Such a change in recognition or measurement could result in the recognition of a tax benefit or an increase to the tax accrual.

SUBSEQUENT COMMUNICATIONS

On November 6, 2009 we received a notice from the Internal Revenue Service appeals office and our outside counsel that the tax review was being returned “to compliance for further development and consideration”.  Based on comments from counsel, this event is considered neither positive nor negative.  No other events have occurred since the release of the footnote on the December 31, 2009 financial statements.  Therefore, at this time, we do not anticipate revising our footnote disclosure, other than for additional accrued interest and penalties through December 31, 2010.

We have reviewed the recent accounting guidance in the current year and noted that there have been no additional changes to the guidance or our estimates that would change our original accounting conclusions.

HKN, Inc.

ASC 740 - 2005 IRS ACE Adjustment

2010.01.19

	Possible	Possible	Possible	Possible	Possible
	Outcome	Outcome	Outcome	Outcome	Outcome
	(1)	(2)	(3)	(4)	(5)
	2.16	1.94	1.48	0.81	0.81
Estimated AMTI
Regular taxable income	(1,559,727)	(1,559,727)	(1,559,727)	(1,559,727)	(1,559,727)
ACE Gain or Loss	4,892,893	7,943,210	14,321,146	23,610,747	23,543,640
AMTI before ATNOL	3,333,166	6,383,483	12,761,419	22,051,020	21,983,913
ATNOL utilized	(2,999,850)	(4,852,411)	(4,857,459)	(4,857,459)	(3,788,627)
Depletion utilized	—	(991,916)	(4,838,481)	(4,838,481)
Estimated AMTI	333,317	539,157	3,065,479	12,355,080	18,195,286

Possible Estimated Outcomes
Estimated AMT (a) (d)	66,663	107,831	613,096	2,471,016	3,639,057
Net tax	66,663	107,831	613,096	2,471,016	3,639,057
Interest and penalties
Interest on underpayment (b)	25,067	40,547	230,536	929,150	1,368,356
Substantial underpayment penalty	13,333	21,566	122,619	494,203	727,811

Total taxes, interest and penalties	105,062	169,944	966,251	3,894,369	5,735,225

Measurement
Individual probability of occurring %	15%	40%	35%	10%	0%
Cumulative probability of occurring %	15%	55%	90%	100%	100%

Based on the above, because possible outcome (2) is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement, the entity would realize a current tax in that amount.

Description of possible outcomes

(1)          Facts using the GCA valuation.

(2)          FMV that is 90% of the GCA valuation.

(3)          FMV per share halfway between the IRS proposed and the GCA valuation

(4)          Per IRS 30-day letter, but including ATNOL & depletion C/O’s that were not included by the IRS.

(5)          Per IRS 30-day letter.  The ATNOL and depletion shown above was “plugged” to force the AMT computed by the IRS

Footnotes

(a)          Alternative Minimum Tax (AMT) is calculated at a flat 20% rate.

(b)         Interest computed through 12.31.2009 using large corporation underpayment rates.  See rates in worksheet section.

(c)          The substantial underpayment penalty is applied at a flat 20% rate of the tax due.

(d)         In outcome (1), taxable income, after ATNOL, is less than the AMT exemption amount of $40,000, therefore the AMT does not apply.

	Possible	Possible	Possible	Possible	Possible
	Outcome	Outcome	Outcome	Outcome	Outcome
	(1)	(2)	(3)	(4)	(5)
	2.16	1.94	1.48	0.81	0.81

WORKSHEETS AND CALCULATIONS

FMV of PLC
Shares Outstanding	28,060,248	28,060,248	28,060,248	28,060,248	28,060,248
FMV per share	2.16	1.94	1.48	0.81	0.81
Total FMV of PLC	60,610,136	54,436,881	41,529,167	22,728,801	22,864,612

Estimated ACE Gain
Shares sold	18,486,769	18,486,769	18,486,769	18,486,769	18,486,769
FMV per share	2.16000	1.94000	1.48000	0.81000	0.81484

Sales Price	46,455,279	46,455,279	46,455,279	46,455,279	46,455,279
ACE Basis	39,931,421	35,864,332	27,360,418	14,974,283	15,063,759
Gross gain	6,523,858	10,590,947	19,094,861	31,480,996	31,391,520
	0.75	0.75	0.75	0.75	0.75
Net gain or loss	4,892,893	7,943,210	14,321,146	23,610,747	23,543,640

Total NOL
Total NOL	4,857,459	4,857,459	4,857,459	4,857,459	4,857,459

Pre AMTI	3,333,166	6,383,483	12,761,419	22,051,020	21,983,913
Depletion	—	(991,916)	(4,838,481)	(4,838,481)	(4,838,481)

	3,333,166	5,391,568	7,922,938	17,212,539	17,145,432
Limit	2,999,850	4,852,411	7,130,644	15,491,285	15,430,889
Lesser	2,999,850	4,852,411	4,857,459	4,857,459	4,857,459

Depletion Limit
Taxable income	(1,559,727)	(1,559,727)	(1,559,727)	(1,559,727)	(1,559,727)
ACE gain	4,892,893	7,943,210	14,321,146	23,610,747	23,543,640
NOL	(4,857,459)	(4,857,459)	(4,857,459)	(4,857,459)	(4,857,459)

	(1,524,293)	1,526,024	7,903,960	17,193,561	17,126,454
	0.65	0.65	0.65	0.65	0.65
	(990,790)	991,916	5,137,574	11,175,815	11,132,195

Depletion Carryover	4,838,481	4,838,481	4,838,481	4,838,481	4,838,481
Lesser of 65% of AMTI or Depletion C/O	—	991,916	4,838,481	4,838,481	4,838,481

	Possible	Possible	Possible	Possible	Possible
	Outcome	Outcome	Outcome	Outcome	Outcome
	(1)	(2)	(3)	(4)	(5)
	2.16	1.94	1.48	0.81	0.81

Interest on tax underpayment (using large corporation rates shown below)

9.00%	263.49	426.20	2,423.27	9,766.72	14,383.41
9.00%	1,518.51	2,456.27	13,965.62	56,286.88	82,893.50
10.00%	1,746.87	2,825.66	16,065.89	64,751.81	95,359.77
10.00%	1,791.46	2,897.78	16,475.93	66,404.42	97,793.57
10.00%	1,796.75	2,906.33	16,524.57	66,600.47	98,082.30
10.00%	1,862.31	3,012.39	17,127.58	69,030.83	101,661.47
10.00%	1,930.57	3,122.80	17,755.31	71,560.84	105,387.40
10.00%	1,979.84	3,202.50	18,208.47	73,387.23	108,077.13
9.00%	1,800.00	2,911.60	16,554.50	66,721.08	98,259.91
8.00%	1,634.18	2,643.38	15,029.51	60,574.78	89,208.28
7.00%	1,472.99	2,382.64	13,546.99	54,599.66	80,408.73
8.00%	1,715.43	2,774.80	15,776.74	63,586.41	93,643.50
7.00%	1,500.18	2,426.62	13,797.04	55,607.46	81,892.92
6.00%	1,321.28	2,137.24	12,151.74	48,976.24	72,127.14
6.00%	1,356.04	2,193.47	12,471.44	50,264.77	74,024.75
6.00%	1,376.70	2,226.89	12,661.47	51,030.65	75,152.67

	25,066.59	40,546.56	230,536.06	929,150.25	1,368,356.46

SUPPLEMENT E TO SEC COMMENT LETTER TO HKN DATED NOVEMBER 23, 2010

16.         We note your disclosure that “We applied the discounted value of $2.01 per share to the total of the 1.0 million restricted shares transferred and the potential 725 thousand restricted shares to be issued upon exercise of the put or call options.  The net effect of the $2.01 share price and 725,000 share put or call option resulted in consideration paid of approximately $1.4 million.”  Please provide us the following information regarding this transaction:

•      The value, if any, ascribed to the put or call options at the time of the acquisition; and,

•                  Explain how the issuance of 1 million restricted shares with a value of $2.01 per share, results in total consideration transferred of $1.4 million.

RESPONSE:

In order to properly account for the consideration transferred in our BriteWater transaction, we considered the below accounting analysis:

Consideration Transferred

Per ASC 805, the consideration transferred in a business combination shall be measured at fair value, which shall be calculated as the sum of the acquisition date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree, and the equity interests issued by the acquirer.

On June 30, 2009, HKN transferred 1 million restricted shares of HKN common stock to acquire a 19.5% interest in BWI. On that date, the closing stock price of HKN’s common stock was $2.55. However, because these shares contained legal restrictions, they had diminished value. We engaged a third-party valuation firm to perform a separate valuation of our restricted common shares issued as consideration. In addition to the discount applied related to our legal trading restrictions, the firm applied a Blockage discount related to the number of shares exchanged in the transaction. As noted in the December 2009 “SEC Staff Review of Common Financial Reporting Issues Facing Smaller Issuers” presentation, GAAP does not permit Blockage discounts if using quoted market price to determine fair value for equity issued. However, this factor would not have changed the combined average discount which was applied on our stock price per the third-party study. Therefore, we consider this to be a fair representation of the fair value of our consideration transferred. Based on this study, the valuation firm calculated the fair value of our restricted stock to be $2.01 per share.

In addition, HKN does not believe the 1 million shares is an accurate representation of the fair value of the assets purchased because of the additional ownership gained via the put and call options. In addition to the initial investment, the amended Exchange Agreement granted HKN and the other BWI investors put and call options (which can not be segregated and traded separately) with respect to a future issuance of an additional 3,050 units of BWI in exchange for an additional issuance of 725,000 restricted shares of our common stock. These options are exercisable only if certain conditions are satisfied prior to June 2012.  HKN believes that these conditions will more likely than not result in HKN obtaining an additional 30.5% interest in BWI for a lower amount of HKN shares as compared to the amount of shares transferred in the initial 19.50% investment. Therefore, HKN took into consideration the pricing of the put and call options within the value of the aggregate shares to be transferred, which would represent a total interest of 50% to be held by HKN. The final fair value of the consideration transferred by HKN is $1.4 million as calculated below:

Initial Investment (19.5%)	1,000,000	shares
Put/Call Options (30.5%)	725,000	shares
Total Shares (50%)	1,725,000	shares
Fair Market Value on 6/30/2009	$2.01	*
Fair Value of 50% of BWI	$3,647,250
Total Fair Value of BWI	$6,934,500
HKN’s interest (19.5%) at June 30, 2009	$1,352,228

*Based on a third-party valuation